For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces Conditional Tender Offer

NEW YORK, NY (June 7, 2011) – Korea Equity Fund, Inc. (NYSE: KEF) (the “Fund”), a closed-end equity fund, announced an enhanced Discount Management Plan in August 2010.  Under the Plan, the Board of Directors will, among other things, annually evaluate whether, taking into account the Fund’s performance, trading discount from net asset value and other relevant factors, the Fund should conduct a tender offer for between 5 and 15 percent of its outstanding shares of common stock.

The Board of Directors of the Fund announced today that the Fund intends to commence a tender offer for up to 10 percent of its outstanding shares during the fourth calendar quarter of 2011 if the Fund’s shares trade at a volume-weighted average discount of more than 7.5% for a period of ten consecutive trading days during the third quarter of 2011.  The Fund will announce the specific terms and timing for such an offer following the end of the third quarter.

The Board of Directors will continue to monitor the extent to which the Fund’s shares may trade at a discount from their net asset value.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the investment adviser to the Fund.

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Shareholders of the Fund are advised to read the tender offer statement when it becomes available because it will contain important information.  Investors may obtain the tender offer statement and other filed documents for free at the Securities and Exchange Commission’s web site.